[GRAPHIC OMITTED: SALON LOGO] salon media group



August 12, 2005

Kyle Moffatt
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:  Salon Media Group, Inc. ("Salon" or "the Company")
     Form 10-K/A for Fiscal Year Ended March 31, 2005
     Filed July 27, 2005

     File No.0-26395


     We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated August 10, 2005 with respect to the above-referenced filing made by the Company with the Securities and Exchange Commission. The numbered paragraphs below restate the numbered paragraphs in the Staff's letter to the Company, and the discussion set out below each such paragraph is the Company's response to the Staff's comment.


1. Consolidated Statement of Operations, page 7: Tell us why you have two line items for interest and other income

     The line item "Interest and other income" for the years ended March 31, 2003, March 31, 2004 and March 31, 2005 solely includes income related items, primarily cash awarded from a grant to Salon to support the development of editorial content.

     The line item "Interest and other income (expense) for the years ended March 31, 2003 and March 31, 2004 includes interest expense primarily from convertible and promissory notes ("note" or "notes"), charges related to amortizing the initial value of warrants issued to note holders and charges related to the revaluation of warrants previously issued to note holders. As Salon had an inadequate number of authorized shares of common stock to satisfy all obligations from convertible security instruments, warrant agreements and options from July 24, 2002 through November 22, 2004, Salon re-measured the value of previously issued warrants at each balance sheet measurement period, with the resulting change in value applied to the corresponding line item in

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Salon's Consolidated Statement of Operations per EITF 00-19. On November 22,
2004, Salon amended its Certificate of Incorporation, increasing the number of shares of common stock to a level so that all exercisable and convertible securities could be exercised and converted, as applicable, into shares of common stock and relieving the requirement for Salon to record the value and change in value of warrants issued. By the year ended March 31, 2004, all amounts related to amortizing the initial value of warrants issued to note holders had been charged to this line item and outstanding notes were converted to Series C preferred stock. During the year ended March 31, 2005 however, the revaluation of warrants previously issued to note holders resulted in a benefit of $0.4 million, with no other charges applied to this line item.

     Based on the above, Salon felt that it was appropriate to have two line items segregating like items to the extent possible.


2. Note 2. Basis of Presentation, page 10: Expand to disclose your specific viable plans for overcoming your financial difficulties and your assessment of the likelihood that such plans can be effectively implemented. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Also comply with this comment in your MD&A. Refer to Section 607.02 of the Financial Reporting Codification.

     Supplementary, we are providing the following additional information.

     Salon's independent accountants for the years ended March 31, 2003, 2004 and 2005 have included a paragraph in their reports indicating substantial doubt as to Salon's ability to continue as a going concern due to recurring operating losses and negative cash flows. Due to the recurring losses, Salon has reduced expenses that have resulted in the net cash used in operating activities decreasing from $5.0 million for the year ended March 31, 2002 to $2.9 million for the year ended March 31, 2003 and to $2.8 million for the year ended March 31, 2004. During this time period, advertisers were reluctant to place advertisements on Salon's Website due to concerns over Salon's ability to continue as a going concern. However, with the reduction in expenses, investors were willing to invest additional capital in Salon. The resulting infusion of cash from the issuance of convertible and promissory notes and preferred stock resulted in advertisers becoming more willing to place advertisements with Salon. As a consequence, advertising revenues increased from $1.8 million for the year ended March 31, 2004 to $3.6 million for the year ended March 31, 2005 and the net cash used in operations decreased to $0.8 million for the year ended March 31, 2005. Due to the increased willingness of advertisers to place advertisements on Salon's Website, Salon's forecast of a modest increase in advertising revenue to $4.1 million and total revenue of $7.0 million for the year ending March 31, 2006 are achievable. Based on this forecasted revenue stream and nominal reductions in expenses, Salon projects that it may nearly reach cash flow break even for the year ending March 31, 2006 after deducting non-cash charges. Even though Salon projects that it may nearly reach cash flow break even for the year ending March 31, 2006, it forecasts that it will incur periods of limited cash, primarily in late August 2005

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and early September 2005, during which total cash resources on hand may be less than $0.2 million.

     A major risk factor in attaining the $4.1 million in advertising revenue will be the ability of Salon to generate a sufficient number of advertising impressions from unique Website visitors to satisfy order requirements during the time periods that advertisements are slated to run on Salon's Website. Salon therefore has to increase the number of unique Website visitors who generate page views and resulting advertising impressions in order to lessen this potential limiting factor. Salon is holding preliminary discussions with a major Internet portal in an attempt to increase the number of unique Website visitors to its Website. Salon cannot predict if it will be successful in this or other similar endeavors.

     Prospectively, the Company will expand the disclosure in its filings with the Commission to reflect the information provided above in its notes to the financial statements and in the MD&A.

3. Note 2. Revenue Recognition, page 12: Tell us what is meant by "make good" impressions.

     Make good impressions is a term used by Salon to reflect circumstances in which the terms of an advertising arrangement are mutually extended by Salon and an advertiser.

     Salon's obligations for an advertising order to be run on its Website typically include the guarantee of a minimum number of impressions by Website visitors, a set number of Site Pass advertisement downloads by a Website visitor, or a set number of days that a Site Pass advertisement will be run. On occasion, not all of the deliverables of an order are met during the specified time period, in which case no revenue is recognized for the portion of the order not fulfilled. Salon then contacts the advertiser to see if the items not fulfilled during the specified time period can be run at a subsequent time period. If mutually agreed to, the unfulfilled items are run and revenue is earned at the subsequent time, with the impressions referred to as "make good impressions." If the two parties do not mutually agree on make good impressions, no further revenue is recognized.

4. Please tell us how you determined your goodwill was not impaired at March 31, 2005.

     On an annual basis Salon forecasts the future cash to be generated from The WELL, an online discussion forum with a distinct revenue stream it purchased in March 1999. The annual evaluation of future discounted cash flows from this operation has shown this asset not to be impaired.

     Supplemental information set forth herein has been provided for the information of the Staff only, and is confidential and shall not be deemed to have been filed.

     If you have any questions concerning the foregoing, please call the undersigned at 415-645-9317 or in my absence from August 15, 2005 through August 24, 2005 please contact Elizabeth Hambrecht at 415-645-9263.

Thank you for your assistance.


/s/ Conrad Lowry
Chief Financial Officer and Secretary

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[GRAPHIC OMITTED: SALON LOGO] salon media group



August 12, 2005

Kyle Moffatt
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Statement by Salon Media Group, Inc.

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o The Company may not assert SEC staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


/s/ Elizabeth Hambrecht
-----------------------
Elizabeth Hambrecht
President and Chief Executive Officer


/s/ Conrad Lowry
----------------
Conrad Lowry
Chief Financial Officer and Secretary